Exhibit 99.1
Shinhan Financial Group received regulatory approval for the acquisition of Orange Life Insurance, Ltd. from Korean Financial Services Commission

On January 16, 2019, Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) received regulatory approval for the acquisition of Orange Life Insurance, Ltd.(Orange Life) as a subsidiary from Korean Financial Services Commission. Shinhan Financial Group signed a contract with Life Investment Ltd. to acquire majority ownership (59.15%) of Orange Life on September 5, 2018, and is currently in the subsequent procedure to complete the acquisition.

Shinhan Financial Group expects to further disclose when the acquisition is complete.

1